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                                  Exhibit 16.1



October 26, 2001



Securities and Exchange Commission
Washington, D.C.  20549


Gentlemen:

We were previously the independent accountants for Henderson Citizens Bancshares, Inc. (Commission File Number 33-42286), and on February 23, 2001 we reported on the consolidated financial statements of Henderson Citizens Bancshares, Inc. and Subsidiaries as of and for the year ended December 31, 2000. On October 12, 2001, we informed Henderson Citizens Bancshares, Inc. that our partners and employees had joined McGladrey & Pullen, LLP and we would no longer be the independent auditor for Henderson Citizens Bancshares, Inc. We have read the Henderson Citizens Bancshares, Inc. statements included under
Item 4 of its Form 8-K dated October 26, 2001, and we agree with such statements.



Fisk & Robinson, P.C.
Dallas, Texas
October 26, 2001